UNITED STATES

SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MORGAN STANLEY

(Name of Issuer)

Common Stock, par value $0.01 per Share

(Title of Class of Securities)

617446448

(CUSIP Number)

Takahiro Yanai

Executive Officer and General Manager, Corporate Planning Division

Mitsubishi UFJ Financial Group, Inc.

2-7-1, Marunouchi

Tokyo 100-8330, Japan

81-3-3240-3546

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

October 13, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 617446448	13D	Page of Pages

1.	NAME OF REPORTING PERSON: Mitsubishi UFJ Financial Group, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions): AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Tokyo, Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7. SOLE VOTING POWER: 22.62%
8. SHARED VOTING POWER: N/A
9. SOLE DISPOSITIVE POWER: 22.62%
10. SHARED DISPOSITIVE POWER: N/A

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 310,464,033 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.62%
14.	TYPE OF REPORTING PERSON (See Instructions) : CO

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock (the “Common Stock”), par value $0.01 per share, of Morgan Stanley, a Delaware Corporation (the “Company”). The address of the principal executive offices of the Company is 1585 Broadway, New York, New York 10036.

Item 2.	Identity and Background

This Statement is being filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG”). The address of the principal business and principal office of MUFG is 7-1 Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8330, Japan.

MUFG is a bank holding company and joint stock company (kabushiki kaisha) incorporated in Japan under the Commercial Code of Japan. MUFG, Japan’s largest financial group and the world’s second largest bank holding company with $1.1 trillion in bank deposits, is one of the world’s largest and most diversified financial groups. MUFG’s services include commercial banking, trust banking, securities, credit cards, consumer finance, asset management, leasing and various other fields of financial services. Additional information concerning MUFG, including information regarding its executive officers and directors, is set forth in its Annual Report on Form 20-F for the fiscal year ended March 31, 2008.

During the last five years, neither MUFG nor any of its executive officers or directors has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Each of the directors and executive officers of MUFG is a citizen of Japan.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to a Securities Purchase Agreement, dated September 29, 2008 (the “Securities Purchase Agreement”), as amended by the First Amendment to Securities Purchase Agreement dated October 3, 2008, the Second Amendment to Securities Purchase Agreement, dated October 8, 2008 and the Third Amendment to Securities Purchase Agreement, dated October 13, 2008, between MUFG and the Company (the Securities Purchase Agreement as so amended, the “Purchase Agreement”), MUFG acquired 7,839,209 shares of Series B Non-Cumulative Non-Voting Perpetual Convertible Preferred Stock of the Company (the “Series B Preferred Stock”), par value $.01 per share, that are convertible into shares of Common Stock of the Company. The aggregate purchase price for the Series B Preferred Stock was approximately $7.8 billion.

Dividends on the Series B Preferred Stock are payable quarterly at a rate of 10% per annum, and shares of the Series B Preferred Stock are convertible into shares of Common Stock at an initial conversion rate of 39.604 shares of Common Stock per share of Series B Preferred Stock (the “Initial Conversion Rate”). At the Initial Conversion Rate, 7,839,209 shares of Series B Preferred Stock may be converted into 310,464,033 shares of Common Stock (the “Conversion Shares”). MUFG may convert the shares of Series B Preferred Stock at any time. After one year, subject to certain ownership limits on MUFG and its affiliates and subject to the receipt of required shareholder approvals under the rules of the New York Stock Exchange, if applicable, one-half of the shares of Series B Preferred Stock automatically converts into Common Stock when shares of Common Stock trade above 150% of the conversion price for a certain period of time. Subject to the receipt of required shareholder approvals under the rules of the New York Stock Exchange, if applicable, any remaining shares of the Series B Preferred Stock automatically convert on the same basis after two years.

Pursuant to the Purchase Agreement, MUFG also acquired 1,160,791 shares of Series C Non-Cumulative Non-Voting Perpetual Preferred Stock of the Company, par value $.01 per share (the “Series C Preferred Stock”, and together with the Series B Preferred Stock, the “Preferred Stock”) for an aggregate purchase price of approximately $1.2 billion. Dividends on the Series C Preferred Stock are payable quarterly at a rate of 10% per annum. Shares of Series C Preferred Stock are not exchangeable or convertible into any other security of the Company. The closing date for MUFG’s acquisition of the Preferred Stock described in this Statement was October 13, 2008 (the “Closing Date”).

The Securities Purchase Agreement, as amended by the First Amendment to Securities Purchase Agreement, the Second Amendment to Securities Purchase Agreement and the Third Amendment to Securities Purchase Agreement, is filed as Exhibit 1 to this Statement and is hereby incorporated by reference herein.

The terms of the Series B Preferred Stock and the Series C Preferred Stock are provided in their respective Certificates of Designations of Preferences and Rights, which are filed as Exhibits 2 and 3, respectively, to this Statement and are hereby incorporated by reference herein.

The purchase price for the shares of Preferred Stock acquired by MUFG represents $9 billion borrowed from The Bank of Tokyo-Mitsubishi UFJ, Ltd., a wholly-owned subsidiary of MUFG (“BTMU”) pursuant to a loan agreement dated October 14, 2008 between MUFG and BTMU (the “Loan Agreement”). No other part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities described in this Statement. An English translation of the Loan Agreement is attached hereto as Exhibit 4 and is hereby incorporated by reference herein.

As of October 14, 2008, certain affiliates of MUFG held in the aggregate 9,925,182 shares of Common Stock in a fiduciary capacity as the trustee of trust accounts or as the manager of investment funds, other investment vehicles and managed accounts. MUFG disclaims beneficial ownership of such shares.

Item 4.	Purpose of Transaction

MUFG is acquiring the securities described in this Statement to build with the Company a global strategic alliance primarily in the corporate and investment banking fields. The Purchase Agreement provides that MUFG and the Company will discuss and negotiate in good faith in order to enter into definitive documentation relating to the establishment of a strategic alliance and will use reasonable best efforts to execute such definitive documentation by June 30, 2009. As part of the global strategic alliance, MUFG and the Company may consider various possible forms of cooperation and ventures, including, but not limited to, merger or consolidation of one or more of their respective subsidiaries or operations and the introduction by each party to the other of business opportunities.

A. Board Membership and Beneficial Ownership of Company Securities

Under the Investor Agreement, dated as of October 13, 2008 between MUFG and the Company (the “Investor Agreement”), the Company agreed to take all lawful action to cause one of MUFG’s senior officers or directors to be a member of the Company’s Board of Directors and granted MUFG the right to one Board observer, in each case for so long as MUFG beneficially owns at least 10% of the outstanding Common Stock on a fully diluted basis. MUFG has not yet designated anyone to serve as either a member of the Board of Directors of the Company or an observer. In addition, holders of the Preferred Stock and other voting preferred stock of the Company will be entitled to vote for the election of two additional members of the Company’s Board of Directors if dividends have not been declared and paid for the equivalent of six or more quarters, whether or not consecutive.

B. “Standstill” Provisions Applicable to MUFG

Pursuant to the Investor Agreement, MUFG and its affiliates are subject to certain standstill restrictions limiting or prohibiting their ability, without the prior written consent of the Company, to: (a) acquire, agree to acquire or make public proposals to acquire beneficial ownership of any voting securities or assets of the Company or its subsidiaries (subject to certain exceptions, as described below); (b) deposit shares of Common Stock in or subject shares of Common Stock to voting trusts, voting agreements, pooling agreements or similar arrangements or grant any proxy with respect to any shares of Common Stock; (c) publicly propose to enter into business combinations with or change in control transactions involving the Company or its subsidiaries; (d) make or join in any proxy solicitations with respect to the voting of any securities of the Company or its subsidiaries; (e) call, or seek to call, a meeting of the Company’s shareholders or initiate any shareholder proposals; (f) seek a release of the standstill restrictions described in this paragraph in a manner that would require public disclosure thereof; (g) form, join, or otherwise participate in a group that would be required to file a statement under Section 13D of the Act; or (h) publicly disclose any plan or proposal with respect to the foregoing. The provisions described in clause (a) of the preceding sentence do not apply to: (a) acquisitions by MUFG or any of its wholly-owned subsidiaries from MUFG or any such subsidiary, (b) beneficial ownership resulting from the acquisition of interests in any unrelated entity that has beneficial ownership of shares of Common Stock, provided that certain conditions are met as described below, (c) shares acquired pursuant to the exercise of MUFG’s pre-emptive rights as described in Section C of this Item 4, or, prior to the termination of MUFG’s pre-emptive rights, open market purchases of Common Stock that do not result in MUFG’s economic interest percentage in the Company exceeding 20%, or (d) acquisitions on behalf of customers in the ordinary course of MUFG or its affiliates’ respective financial services businesses. MUFG or its affiliates may acquire beneficial ownership of Common Stock resulting from the acquisition of interests in any unrelated entity, as described in clause (b) of this paragraph, provided, among other things, that the acquisition of beneficial ownership of Common Stock was not the primary purpose of the acquisition of interests in the unrelated entity and that MUFG or the relevant affiliate divests, or causes the unrelated entity to divest, any such shares of Common Stock reasonably promptly in a commercially reasonable manner, as described in the Investor Agreement.

The standstill provisions described in the preceding paragraphs apply until the earlier of (a) the fifth anniversary of the Closing Date or (b) the date on which MUFG ceases to hold at least 10% of the outstanding Common Stock on a fully diluted basis.

C. Preemptive Rights Applicable to MUFG

Under the Investor Agreement, for a period of 30 months following the Closing Date, subject to earlier termination under certain circumstances, MUFG has preemptive rights (subject to certain exceptions, as described below) on offerings of Common Stock and any securities convertible into or exercisable or exchangeable for Common Stock (“Covered Securities”). Such preemptive rights allow MUFG to acquire from the Company, for the same price and on the same terms as the Covered Securities the offering of which triggered MUFG’s preemptive rights, Covered Securities in an amount that allows MUFG to maintain its then-current percentage of beneficial ownership of Common Stock, but only to the extent that MUFG’s economic interest in the Company does not exceed 20%, as described in the Investor Agreement.

MUFG’s preemptive rights will not apply to offerings by the Company of certain securities, including securities issued (a) pursuant to any Company employment contract or plans for the benefit of Company employees; (b) in connection with a business combination or other merger, acquisition or disposition transaction; (c) with reference to the common stock of a subsidiary; or (d) upon the conversion, exchange or exercise of any security, right or purchase obligation in existence as of the Closing Date. MUFG’s preemptive rights also will not apply to any offering of Covered Securities which, together with other offerings of Covered Securities after the Closing Date, do not exceed $500,000,000.

D. Transfer Restrictions Applicable to MUFG

Subject to limited exceptions, the Investor Agreement provides that the Preferred Stock sold to MUFG under the Purchase Agreement may not be transferred, and exposure to the Common Stock (including the Conversion Shares) may not be hedged for a period of one year after the issuance. Thereafter, subject to limited exceptions, MUFG may not transfer such Preferred Stock, or hedge its exposure to Common Stock (including the Conversion Shares) in one transaction or a series of transactions, having an aggregate value exceeding $2.5 billion in any three month period until the third anniversary of the Closing Date. Subject to certain exceptions, MUFG may not knowingly offer, sell, pledge or otherwise transfer any shares of Preferred Stock to any person if the transfer would result in such person beneficially owning in excess of 5% of the then outstanding shares of Common Stock.

E. Registration Rights Applicable to MUFG

MUFG and the Company also entered into a Registration Rights Agreement, dated as of October 13, 2008 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, MUFG has the right, on up to five separate occasions after the first anniversary of the Closing Date and in amounts of at least $500,000,000, to demand that the Company file a registration statement that is or is declared effective under the Securities Act of 1933, as amended, and the applicable rules and regulations thereunder, with respect to the shares of Common Stock issuable upon conversion of the Series B Preferred Stock.

F. Other

MUFG reserves the right to take any of the actions permitted by the exceptions to the standstill provisions of the Investor Agreement, as described under Section B of this Item 4. Other than these actions and otherwise as described above or in the discussion of the Passivity Commitments described in Item 6 of this Statement, MUFG does not have any current plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form Schedule 13D promulgated under the Act.

MUFG reserves the right, in light of its ongoing evaluation of the Company’s financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, MUFG and its affiliates reserve the right, subject to the terms and conditions of the Purchase Agreement, the Investor Agreement and the Preferred Stock and any applicable law, to (a) purchase additional shares of Common Stock or other securities of the Company, (b) sell or transfer shares of Preferred Stock, Common Stock or other securities beneficially owned by them from time to time in public or private transactions, (c) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock, Preferred Stock or other securities, and (d) consider participating in a business combination transaction that would result in an acquisition of all of the Company’s outstanding Common Stock.

The Investor Agreement and the Registration Rights Agreement are filed as Exhibits 5 and 6 to this Statement, respectively, and are hereby incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

(a) Rows (7) through (11) and (13) of the cover pages to this Statement are hereby incorporated by reference. For purposes of calculating the percentages set forth in this Item 5, the number of shares outstanding is assumed to be 1,372,447,144 (which is the number of shares of Common Stock outstanding as of September 30, 2008, as reported by the Company in their quarterly report on Form 10-Q for the quarter ended August 31, 2008, plus the Conversion Shares issuable at the Initial Conversion Price).

As of October 13, 2008, MUFG beneficially owns 310,464,033 shares of Common Stock, representing approximately 22.62% of the outstanding shares of Common Stock of the Company (assuming full conversion of all of the shares of Series B Preferred Stock held by MUFG at the Initial Conversion Price and further assuming no conversion of any other securities not beneficially owned by MUFG that are convertible or exchangeable into shares of Common Stock).

(b) MUFG has the sole power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by it (including the Conversion Shares after they have been fully converted) as indicated in rows (7) through (11) and (13) of the cover pages to this Statement.

(c) Except as described herein, neither MUFG nor, to its knowledge, any of its directors or executive officers has engaged in any transactions in shares of the Company’s Common Stock in the past 60 days except transactions in a fiduciary capacity as described under Item 3.

(d) No other person is known by MUFG to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company’s securities beneficially owned by MUFG.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the contracts, arrangements and understandings described in Item 4, in connection with receiving the approval of the Board of Governors of the Federal Reserve System (the “FRB”) to acquire the securities described in this Statement, MUFG entered into certain passivity commitments (the “Passivity Commitments”) with the FRB to ensure that MUFG will not be deemed to control Morgan Stanley for purposes of the Bank Holding Company Act of 1956, as amended. Under the Passivity Commitments, subject to certain exceptions, MUFG will not, without the prior approval of the FRB or its staff, directly or indirectly engage in certain activities with respect to securities of Morgan Stanley, including:

1.	exercising or attempting to exercise a controlling influence over the management or policies of Morgan Stanley or any of its subsidiaries;

2.	having or seeking to have more than one representative of MUFG and its subsidiaries (the “MUFG Group”) serve on, and an additional representative serve as a nonvoting observer at meetings of, the board of directors of Morgan Stanley or any of its subsidiaries;

3.	permitting any representative of the MUFG Group who serves on the board of directors of Morgan Stanley or any of its subsidiaries to serve as the chairman of the board of directors, or as the chairman of any committee of the board of directors, of Morgan Stanley or any of its subsidiaries;

4.	having or seeking to have any employee or representative of MUFG serve as an officer, agent, or employee of Morgan Stanley or any of its subsidiaries;

5.	taking any action that would cause Morgan Stanley or any of its subsidiaries to become a subsidiary of MUFG;

6.	owning, controlling or holding with power to vote securities that (when aggregated with securities that the MUFG Group and the officers and directors own or control, or for which they hold with power to vote) represent 25% or more of any class of voting securities of Morgan Stanley or any of its subsidiaries;

7.	owning or controlling equity interests that would cause the combined voting and nonvoting equity interests of the MUFG Group and its officers and directors to equal or exceed 25% of the total equity of Morgan Stanley or any of its subsidiaries;

8.	entering into any agreement with Morgan Stanley or any of its subsidiaries that substantially limits the discretion of Morgan Stanley’s management over major policies and decisions, including, but not limited to, employing and compensating executive officers, raising additional debt or equity capital, merging or consolidating or acquiring, selling, leasing, transferring or disposing of material assets, subsidiaries or other entities;

9.	soliciting or participating in soliciting proxies with respect to any matter presented to the shareholders of Morgan Stanley or any of its subsidiaries;

10.	disposing or threatening to dispose (explicitly or implicitly) of equity interests of Morgan Stanley or any of its subsidiaries in any manner as a condition or inducement of a specific action or non-action; or

11.	entering into any other banking or non-banking transactions with Morgan Stanley or any of its subsidiaries unless such transactions are in the ordinary and usual course of business and are on terms and under circumstances, including credit standards, that in good faith would be offered to, or would apply to, companies that are not affiliated with MUFG or Morgan Stanley.

Except as otherwise described herein, MUFG does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, consents or authorizations.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description
1.	Securities Purchase Agreement, dated September 29, 2008, First Amendment to the Securities Purchase Agreement, dated as of October 3, 2008 between Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley, Second Amendment to the Securities Purchase Agreement, dated as of October 8, 2008 between Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley, and Third Amendment to the Securities Purchase Agreement, dated as of October 13, 2008 between Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley (incorporated by reference to Exhibit 10.1 of the Company’s current report on Form 8-K, filed on October 17, 2008).

2.	Amended Certificate of Designations of Preferences and Rights of the Series B Preferred Stock (incorporated by reference to Exhibit 3.1 of the Company’s current report on Form 8-K, filed on October 17, 2008).

3.	Certificate of Designations of Preferences and Rights of the Series C Preferred Stock (incorporated by reference to Exhibit 3.2 of the Company’s current report on Form 8-K, filed on October 17, 2008).

4.	English translation of Loan Agreement (and Rider thereto), dated October 14, 2008 between Mitsubishi UFJ Financial Group, Inc. and The Bank of Tokyo-Mitsubishi UFJ, Ltd.*

5.	Investor Agreement, dated as of October 13, 2008, by and between Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley (incorporated by reference to Exhibit 10.2 of the Company’s current report on Form 8-K, filed on October 17, 2008).

6.	Registration Rights Agreement, dated as of October 13, 2008, by and between Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley (incorporated by reference to Exhibit 10.3 of the Company’s current report on Form 8-K, filed on October 17, 2008).

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/s/ Takahiro Yanai
Name: Takahiro Yanai
Title: Executive Officer & General Manager

EXHIBIT INDEX

Exhibit	Description
4.	English translation of Loan Agreement (and Rider thereto), dated October 14, 2008 between Mitsubishi UFJ Financial Group, Inc. and The Bank of Tokyo-Mitsubishi UFJ, Ltd.